Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-237912
Supplementing Preliminary Prospectus
dated April 29, 2020

PRICING TERM SHEET
DATED APRIL 29, 2020

NEOGENOMICS, INC.
$175,000,000 1.25% CONVERTIBLE SENIOR NOTES DUE 2025
The information in this pricing term sheet supplements NeoGenomics, Inc.’s preliminary prospectus, dated April 29, 2020 (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus, including all other documents incorporated by reference therein. References to “we,” “our” and “us” refer to NeoGenomics, Inc. and not to any of its subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars. Unless otherwise stated, amounts assume no exercise of the Underwriters’ over-allotment option.

Issuer:	NeoGenomics, Inc.
Ticker/Exchange for Our Common Stock (“common stock”):	“NEO”/The Nasdaq Capital Market.
Format:	SEC Registered
Securities:	1.25% Convertible Senior Notes due 2025 (the “notes”).
Principal Amount:	$175,000,000.
Over-Allotment Option:	$26,250,000.
Denominations:	$1,000 and multiples of $1,000 in excess thereof.
Ranking:	Senior unsecured.
Maturity:	May 1, 2025, unless earlier converted, redeemed or repurchased.

Optional Redemption:
We may not redeem the notes prior to May 6, 2023. We may redeem for cash all or any portion of the notes, at our option, on or after May 6, 2023 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the notes, which means that we are not required to redeem or retire the notes periodically.

Fundamental Change:	If we undergo a fundamental change (as defined in the Preliminary Prospectus under the heading “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”) prior to the maturity date of the notes, subject to certain conditions, holders may require us to repurchase for cash all or part of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Interest and Interest Payment Dates:	1.25% per year. Interest will accrue from May 4, 2020 and will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020.
Regular Record Dates:	April 15 and October 15 of each year, immediately preceding the May 1 and November 1 interest payment date, as the case may be.
Public Offering Price:	100% of principal, plus accrued interest, if any, from May 4, 2020 if settlement occurs after that date.
Last Reported Sale Price of Our Common Stock on The Nasdaq Capital Market on April 29, 2020:	$31.02 per share.
Initial Conversion Rate:	27.5198 shares of common stock per $1,000 principal amount of the notes, subject to adjustment.
Initial Conversion Price:	Approximately $36.34 per share of common stock, subject to adjustment.
Public Offering Price in Concurrent Common Stock Offering:	$28.50
Conversion Premium:	Approximately 27.5% above the public offering price per share in the Concurrent Common Stock Offering (as defined below).
Settlement Method:	Cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in the Preliminary Prospectus.
Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. SVB Leerink LLC

Co-Managers	William Blair & Company, L.L.C. Craig-Hallum Capital Group LLC Needham & Company, LLC Raymond James & Associates, Inc.
Pricing Date:	April 29, 2020.
Trade Date:	April 30, 2020.
Expected Settlement Date:	May 4, 2020 (T+2).
CUSIP Number:	64049M AA8.
ISIN Number:	US64049MAA80.
Listing:	None.
Concurrent Common Stock Offering:	Concurrently with this offering of notes, we are offering 4,400,000 shares of our common stock (or 5,060,000 shares of our common stock if the underwriters in that offering exercise in full their option to purchase additional shares) (the “Concurrent Common Stock Offering”) in an underwritten offering pursuant to a separate prospectus supplement and base prospectus (together, the “Common Stock Prospectus”). Neither the completion of this offering nor of the Concurrent Common Stock Offering is contingent on the completion of the other, so it is possible that this offering occurs and the Concurrent Common Stock Offering does not occur, and vice versa. We cannot assure you that the Concurrent Common Stock Offering will be completed on the terms described herein, or at all. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Common Stock Offering.

Pursuant to the Common Stock Prospectus, the underwriters of the Concurrent Common Stock Offering are also offering 1,065,000 shares of our common stock borrowed from third parties (the “Short Sale”) and will use the resulting short position to facilitate hedging transactions by some of the purchasers of the notes. This offering and the Short Sale are contingent upon one another.
Underwriting Discounts and Commissions:	$30.00 per note $5,250,000.00 total
Use of Proceeds:
We estimate that the net proceeds from this offering will be approximately $169.7 million (or $195.1 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering and the Concurrent Common Stock Offering for general corporate purposes and to repay borrowings under our term loan facility. We may use a portion of the net proceeds to acquire or invest in complementary businesses and technologies. For additional information, see “Use of Proceeds” in the Preliminary Prospectus.

Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period
Holders who convert their notes in connection with a make-whole fundamental change occurring prior to the maturity date or during a redemption period (as defined in the Preliminary Prospectus) may be entitled to an increase in the conversion rate for the notes so surrendered for conversion.
The following table sets forth the number of additional shares by which the conversion rate for the notes will be increased per $1,000 principal amount of notes for each stock price and effective date or redemption notice date, as applicable, set forth below:

Effective Date / Redemption Notice Date	Stock Price
	$28.50	$32.00	$36.34	$42.00	$47.24	$55.00	$70.00	$90.00	$120.00	$160.00
May 4, 2020...............................................	7.5679	6.0334	4.6582	3.4276	2.6465	1.8704	1.0441	0.5332	0.1968	0.0000
May 1, 2021...............................................	7.5679	6.0116	4.5275	3.2293	2.4272	1.6551	0.8760	0.4296	0.1580	0.0000
May 1, 2022...............................................	7.5679	5.8784	4.2708	2.9086	2.0991	1.3560	0.6629	0.3076	0.1132	0.0000
May 1, 2023...............................................	7.5679	5.5813	3.8217	2.4052	1.6181	0.9538	0.4134	0.1814	0.0691	0.0000
May 1, 2024...............................................	7.5679	4.9738	2.9901	1.5671	0.8980	0.4382	0.1621	0.0744	0.0325	0.0000
May 1, 2025...............................................	7.5679	3.7303	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or redemption notice dates may not be set forth in the table above, in which case:
•If the stock price is between two stock prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate for the notes will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year.
•If the stock price is greater than $160.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus), no additional shares will be added to the conversion rate.
•If the stock price is less than $28.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 35.0877 shares of common stock, subject to adjustment in the same manner as such conversion rate as set forth in the Preliminary Prospectus under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

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We have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents we have filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents, and when available, the final prospectus for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting Morgan Stanley & Co. LLC; Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by email at prospectus@morganstanley.com; BofA Securities, Inc.; Attn: Prospectus Department, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, or by telephone at 1-800-294-1322, or by emailing dg.prospectus_requests@baml.com; or SVB Leerink LLC, Attn: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at syndicate@svbleerink.com..

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.